UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Aeva Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00835Q103
(CUSIP Number)
Jackie Charlesworth
20th Floor, 28 Hennessy Road
Wan Chai, Hong Kong
+852 2191 2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 11, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 27,101,533
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 27,101,533
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,101,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 00835Q103
ITEM 1.	SECURITY AND ISSUER:
This Statement relates to the shares of common stock, par value $0.0001 per share, of Aeva Technologies, Inc., a Delaware corporation with a class of securities registered under Section 12 of the 1934 Act (the "Issuer" or the Company). The principal executive officers of the Issuer are located at 555 Ellis Street, Mountain View, California 94043.
ITEM 2.	IDENTITY AND BACKGROUND:
Sylebra Capital Limited (Sylebra HK) hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 99.1.

Sylebra HK is the investment sub-adviser to Sylebra Capital Partners Master Fund, Ltd. (SCP MF), Sylebra Capital Parc Master Fund (PARC MF), Sylebra Capital Menlo Master Fund (MENLO MF) and other advisory clients. The Reporting Persons refer to SCP MF, PARC MF, MENLO MF and other advisory clients herein collectively as the Affiliated Investment Entities. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson (Gibson) owns 100% of the shares of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra Cayman and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra HK, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principle address of the Reporting Persons is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

Each of Sylebra HK and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as a director and owner of each Sylebra HK and Sylebra Cayman. Each of the Affiliated Investment Entities are engaged in the principal business of investments.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Reporting Persons each used their respective working capital to purchase the shares of common stock of the Issuer.
ITEM 4.	PURPOSE OF TRANSACTION:
Passive investment for fund management purposes.

Entry into a Material Definitive Agreement

On 27 September 2022, the Company entered into a letter agreement (the Agreement) with Sylebra Capital Limited and each of the other related Persons (as defined in the Agreement) set forth on the signature pages to the Agreement and their respective Affiliates (as defined in the Agreement) and Associates (as defined in the Agreement) (all such Persons, the "Sylebra Group"). Among other things, the Agreement provides that:
The Company will appoint Chris Eberle (the "Designee" or Mr Eberle)( Global Head of Semiconductor and Hardware Investments at Sylebra) as a Class III director with a term expiring at the Issuer's 2024 Annual Meeting of Stockholders (the "2024 Meeting").
The Designee will be entitled to the same director benefits as other members of the Board, including (a) compensation for his service as a director and reimbursement for his expenses on the same basis as all other non-employee directors of Company, and (b) the same rights of indemnification and directors and officers liability insurance coverage as the other non-employee directors of Company as such rights may exist from time to time.
The Sylebra Group will abide by certain customary standstill provisions lasting from the date of the Agreement until termination of the Agreement (which cannot occur until after the Designee resigns from the Board) (the "Restricted Period"). During the Restricted Period, no member of the Sylebra Group will, and Sylebra will cause the Representatives of each member of the Sylebra Group not to, in any way, directly or indirectly without the prior consent of the Board:
a) with respect to Company or the Voting Securities, (i) initiate, make participate in or encourage any solicitation (as such term is used in Regulation 14A (the Proxy Rules) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)) of proxies or consents with respect to the election or removal of directors or any other matter or proposal; (ii) become a participant (as such term is used in the Proxy Rules) in any such solicitation of proxies or consents with respect to any stockholder meeting of Company; or (iii) seek to advise, encourage or influence any Person with respect to the voting or disposition of any Voting Securities;
b) initiate, propose or otherwise solicit the Company's stockholders to approve any shareholder proposal or cause or encourage any Person to initiate or submit any shareholder proposal;
c) (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board; (ii) nominate or propose the nomination of, or recommend the nomination of, or encourage any Person to nominate or propose the nomination of or recommend the nomination of, any candidate to the Board; or (iii) seek, alone or in concert with others, or encourage any Person to seek, the removal of any member of the Board;
d) other than solely with other members of the Sylebra Group with respect to Voting Securities now or subsequently owned by them, (i) form, join, encourage, influence, advise or participate in a partnership, limited partnership, syndicate or other group, with respect to any Voting Securities, or deposit any Voting Securities into, or subject any Voting Securities to, a voting trust, arrangement or agreement; and (iv) acquire, directly or indirectly, beneficial ownership of Voting Securities equal to or greater than to 15% of the Companys total outstanding shares;
e) (i) make any unsolicited offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalizations, restructuring, disposition or other business combination involving any member of the Sylebra Group and Company; or ii) solicit a third party to, on an unsolicited basis, make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Company, or publicly encourage, initiate or support any third party in making such an unsolicited offer or proposal; or
f) other than with other any member of the Sylebra Group, enter into any agreements, understandings or arrangements with, or advise, finance, assist or encourage, any Person in connection with any of the foregoing.

In the event the Sylebra Group beneficially owns less than 9.0% of the outstanding shares of the Company, the Company shall have the right, but not the obligation, to request Mr. Eberles resignation, and Sylebra agreed to cause Mr. Eberle to resign within five business days. The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is available upon request from the Commission.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Other than as described, there are no arrangements or understandings between Chris Eberle, on the one hand, and the Issuer or any other persons, on the other hand, pursuant to which Mr Eberle was selected as a director. There are no related party transactions between the Issuer and Mr Eberle (or any of his immediate family members) requiring disclosure under Item 404(a) of Regulation S-K. Mr Eberle does not have any family relationships with any of the Issuer's directors or executive officers. Mr Eberle will participate in the Non-Employee Director Compensation Plan applicable to non-employee directors as described in the Company's Form 8K filed on September 26, 2022.

Since the last filing to the date of this Statement, the Reporting Persons did not acquire additional equities of the Issuer to the extent that have triggered the reporting threshold.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital Limited(2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power: 27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class (1): 12.42%

Reporting Person: Sylebra Capital Management(3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power: 27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class (1): 12.42%

Reporting Person: Daniel Patrick Gibson(4)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 27,101,533
Sole Dispositive Power: --
Shared Dispositive Power: 27,101,533
Beneficial Ownership: 27,101,533
Percentage of Class (1): 12.42%

(1) This percentage is calculated based upon 218,230,729 shares of the Issuers common stock outstanding as of November 8, 2022, as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.
(3) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(4) Gibson holds no shares of the Issuers common stock directly. Gibson owns 100% of the shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities.

(c) Other than as disclosed above, there have been no reportable transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.

Except for the Joint Filing Agreement attached hereto as Exhibit 99.1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2022, by and among the Reporting Persons.

CUSIP No.: 00835Q103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 14 2022	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
November 14 2022	Sylebra Capital Management By: /s/Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
November 14 2022	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 00835Q103
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: November 14, 2022

CUSIP No.: 00835Q103
EXPLANATORY NOTE

This Statement on Schedule 13D (this Statement) supersedes the Statement on Schedule 13G as last amended by Amendment No. 1 filed on February 11, 2022 by Sylebra Capital Limited, Sylebra Capital Management and Daniel Patrick Gibson relating to shares of Common Stock of Aeva Technologies Inc. This Statement is being filed by the undersigned pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the 1934 Act), because the Reporting Persons (as defined below) may no longer qualify to file statements on Schedule 13G. See Item 4.